EXHIBIT 12.2
PACIFICORP
STATEMENTS OF COMPUTATION OF RATIO
OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(DOLLARS IN MILLIONS)

	Years Ended December 31,
	2013	2012	2011	2010	2009
Earnings Available for Fixed Charges:
Income from continuing operations
before income tax expense	$979	$734	$768	$777	$784
Add:
Fixed charges	385	385	397	392	398
Deduct:
Net income attributable to noncontrolling
interest in subsidiary that has not
incurred fixed charges	—	—	—	—	(8)
Total earnings available for fixed charges	$1,364	$1,119	$1,165	$1,169	$1,174

Fixed Charges and Preferred Stock Dividends:
Interest expense	$379	$380	$392	$387	$394
Estimated interest portion of rentals
charged to expense	6	5	5	5	4
Total fixed charges	385	385	397	392	398
Preferred stock dividends (1)	2	3	3	3	3
Total fixed charges and preferred stock dividends	$387	$388	$400	$395	$401

Ratio of Earnings to Combined Fixed
Charges and Preferred Stock Dividends	3.5x	2.9x	2.9x	3.0x	2.9x

(1)    Represents actual preferred stock dividends grossed up for income taxes.